UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Faraday Future Intelligent Electric Inc.
(Name of Issuer)

Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)

74348Q108
(CUSIP Number)

FF Top Holding LLC 3655 Torrance Blvd, Suite 361-362 Torrance, California 90503 Attention: Jiawei Wang (424) 247-1184
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 74348Q108

1	NAMES OF REPORTING PERSONS
FF Top Holding LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
117,705,569 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
64,000,588 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
117,705,569 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)  Includes (i) 53,704,981 shares of Class A Common Stock held by certain other stockholders of the Issuer over which the Reporting Persons exercise voting control pursuant to voting agreements, including 1,180,689 shares of Class A Common Stock held directly by Pacific Technology Holding LLC, and (ii) 64,000,588 shares of Class B common stock, par value $0.0001 per share (the “Class B Common Stock”) held directly by FF Top Holding LLC.  Shares of Class B Common Stock are convertible into an equal number of shares of Class A Common Stock of the Issuer at any time.  Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

(2)   Based on 302,276,801 shares of Class A Common Stock issued and outstanding as of May 18, 2022, as reported in the Issuer’s Form S-1/A, filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on June 9, 2022.  Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

CUSIP No.: 74348Q108

1	NAMES OF REPORTING PERSONS
Pacific Technology Holding LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
117,705,569 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
65,181,277 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
117,705,569 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)   Includes (i) 52,524,292 shares of Class A Common Stock held by certain other stockholders of the Issuer over which the Reporting Persons exercise voting control pursuant to voting agreements, (ii) 1,180,689 shares of Class A Common Stock held directly by Pacific Technology Holding LLC, and (iii) 64,000,588 shares of Class B Common Stock held directly by FF Top Holding LLC.  Shares of Class B Common Stock are convertible into an equal number of shares of Class A Common Stock of the Issuer at any time.  Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

(2)   Based on 302,276,801 shares of Class A Common Stock issued and outstanding as of May 18, 2022, as reported in the Issuer’s Form S-1/A, filed by the Issuer with the SEC on June 9, 2022.  Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

CUSIP No.: 74348Q108

1	NAMES OF REPORTING PERSONS
FF Global Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
117,705,569 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
65,181,277 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
117,705,569 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)   Includes (i) 52,524,292 shares of Class A Common Stock held by certain other stockholders of the Issuer over which the Reporting Persons exercise voting control pursuant to voting agreements, (ii) 1,180,689 shares of Class A Common Stock held directly by Pacific Technology Holding LLC, and (iii) 64,000,588 shares of Class B Common Stock held directly by FF Top Holding LLC.  Shares of Class B Common Stock are convertible into an equal number of shares of Class A Common Stock of the Issuer at any time.  Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

(2)   Based on 302,276,801 shares of Class A Common Stock issued and outstanding as of May 18, 2022, as reported in the Issuer’s Form S-1/A, filed by the Issuer with the SEC on June 9, 2022.  Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

AMENDMENT NO. 4 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Class A Common Stock and Class B Common Stock of the Issuer on August 2, 2021, as amended on May 17, 2022, June 24, 2022 and June 27, 2022 (as so amended through June 27, 2022, the “Original Schedule 13D” and together with this Amendment No. 4, the “Schedule 13D”).  Terms defined in the Schedule 13D are used herein as so defined. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D.

ITEM 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented as follows:

“The information set forth in Item 4 of this Amendment No. 4 is incorporated herein by reference.”

ITEM 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

“On July 15, 2022, FF Top submitted a term sheet (the “Term Sheet”) to the Issuer for a potential senior secured convertible notes (“Notes”) financing of the Issuer (the “Proposed Financing”). The Term Sheet contemplates that several financial investors that are not affiliates of FF Top (the “Potential Lead Investors”) would participate in the Proposed Financing through a new or existing investment vehicle (the “Investment Vehicle”) in a principal amount of at least $100 million in the aggregate, and that additional potential investors, to be identified in a process to be led by the Potential Lead Investors, FF Top and the Issuer, would further participate in the Proposed Financing for additional principal amounts to be determined.  FF Top is in discussion with and has received non-binding indications of interest from the Potential Lead Investors and certain other potential Notes investors; however, there can be no assurance that all or any of such potential investors (or any other persons) will ultimately determine to participate in the Proposed Financing.

FF Top does not currently expect to purchase any Notes for its own account, and does not anticipate having any control over or investment in the Investment Vehicle.  FF Top does, however, anticipate pledging a to-be-determined portion of its shares of Common Stock to the Investment Vehicle in connection with the Investment Vehicle’s investment in the Notes in order to provide downside protection to the Investment Vehicle.

The Notes would be convertible, in whole or in part, into Common Stock at any time at the option of the holders thereof at a final conversion price to be determined in the definitive documentation. The Notes would also be redeemable by the Issuer on terms to be agreed. The noteholders would also have customary demand and piggyback rights on Common Stock issued in a conversion of the Notes, and preemptive rights over offerings of equity and equity-linked securities of the Issuer for five years. The closing of the Proposed Financing would be subject to usual and customary conditions precedent, including definitive documentation.

The Term Sheet contemplates that the Issuer’s obligations under the Notes would be secured by first priority security interests and liens on all present and after-acquired assets (except to the extent separately financed), subject to customary exceptions.

The Term Sheet also contemplates the termination of Mr. Brian Krolicki’s service on the Board of Directors within one business day after the Issuer’s execution of the Term Sheet, and his replacement with Ms. Li Han, FF Top’s nominee to replace Mr. Brian Krolicki on the Board of Directors, within one business day after Mr. Krolicki’s resignation or removal.

The Term Sheet expires at 11:59 p.m., New York time, on July 16, 2022, unless earlier executed by all the parties. The Issuer has not yet executed the Term Sheet and there can be no assurance that the Issuer will do so, or that the Proposed Financing will be completed either on the terms described in the Term Sheet or at all. The Term Sheet contemplates that the Issuer would grant FF Top a 10-day exclusivity period following the Issuer’s execution of the Term Sheet. The successful completion of the Proposed Financing further depends on the cooperation of the Issuer, and based on FF Top’s experiences with a subset of members of the Board of Directors, such cooperation cannot be assured.

The foregoing summary of the Term Sheet does not purport to be complete. Whether any financing occurs at all, and the amount, terms and structure of, and the participants in, any financing that may occur, remains subject to discussion and due diligence (among other things), and any such discussions may be terminated without definitive agreements being reached.

The Reporting Persons routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Issuer’s securities, the Issuer’s operations, assets, prospects, business development, markets and capitalization, the Issuer’s management and personnel, Issuer-related competitive and strategic matters, general economic, financial market and industry conditions, as well as other investment considerations.

The Reporting Persons retain the right to change their investment intent, and may, from time to time, acquire additional shares of Common Stock or other securities of the Issuer, or pledge or sell or otherwise dispose of (or enter into plans or arrangements to pledge or sell or otherwise dispose of), all or part of the shares of Common Stock or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law. The Reporting Persons, subject to applicable law, may formulate a plan with respect to such matters, and, expect to discuss their investment in the Issuer and the foregoing investment considerations with the Board of Directors, management, other investors, industry analysts and others. These considerations, these discussions and other factors may result in the Reporting Persons’ consideration of various alternatives with respect to their investment, including possible changes in the present Board of Directors and/or management of the Issuer or other alternatives to increase stockholder value. The Reporting Persons may also enter into confidentiality or similar agreements with the Issuer and, subject to such an agreement or otherwise, exchange information with the Issuer. Depending on such assessments, the Reporting Persons may acquire additional Issuer securities in the public markets, in privately negotiated transactions or otherwise or may determine to pledge, sell, trade or otherwise dispose of all or some holdings in the Issuer in the public markets, in privately negotiated transactions or otherwise, or take any other lawful action they deem to be in their best interests.

This is not a recommendation or solicitation to buy or sell any securities of the Issuer. The Reporting Persons make no representations regarding the accuracy or completeness of any of the information included herein, or any other representations. Individuals should consult with their own professional advisors prior to making any investment decisions with respect to the Issuer. This information is being provided solely in connection with the Reporting Persons’ disclosure obligations and does not constitute legal or other advice and may not be relied on for any purposes whatsoever.

The statements made herein contain “forward-looking statements.”  Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and can be identified by the use of, without limitation, words such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “targets,” “forecasts,” “seeks,” “would,” “could” or the negative of such terms or other variations on such terms or comparable terminology.  Similarly, statements that describe any objectives, potential financing, involvement of any potential investors, plans or goals are forward-looking.  The forward-looking statements are based on current intent, belief, expectations, estimates and projections regarding the Issuer and projections regarding the industry in which it operates, some or all of which may not be correct.  These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to differ materially.  Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and actual results may vary materially from what is expressed in or indicated by the forward-looking statements.  This cautionary statement is applicable to all forward-looking statements contained herein.”

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented as follows:

“The information set forth in Item 4 of this Amendment No. 4 is incorporated herein by reference.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2022	FF TOP HOLDING LLC

	By:	Pacific Technology Holding LLC
	Its:	Managing Member

	By:	FF Global Partners LLC
	Its:	Managing Member
	By:	/s/ Jiawei Wang
	Name:	Jiawei Wang
	Title:	President

Dated: July 15, 2022	PACIFIC TECHNOLOGY HOLDING LLC

	By:	FF Global Partners LLC
	Its:	Managing Member
	By:	/s/ Jiawei Wang
	Name:	Jiawei Wang
	Title:	President

Dated: July 15, 2022	FF GLOBAL PARTNERS LLC

	By:	/s/ Jiawei Wang
	Name:	Jiawei Wang
	Title:	President